[ Hawaiian Electric Industries, Inc. Letterhead ]

February 11, 2008

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0305

Attention:	Ellie Quarles, Esq. Special Counsel Mail Stop 3561

Re:	Hawaiian Electric Industries, Inc. Definitive 14A Filed on March 27, 2007 File No. 1-08503

Dear Ms. Quarles,

Thank you for your voicemail message to Patricia Wong, Vice President--Administration and Corporate Secretary of Hawaiian Electric Industries, Inc. (the "Company"), requesting additional information in response to comment No. 4 in your letter dated December 6, 2007 ("Comment #4"). As requested, this letter supplements our response dated December 20, 2007.

Comment #4 read as follows:

Methodology for Competitive Benchmarking, page 15

4.	We note your response to comment 4 in our letter dated August 21, 2007. Please identify the general industry companies that were weighted 50 percent for competitive benchmarking purposes and the other data against which you have benchmarked compensation. Also, please clearly indicate that you will comply with this comment.

We supplement our response to Comment # 4 as follows:

As noted in our earlier responses to your comments and in our proxy statement that is the subject of those comments, the Company benchmarked compensation of its named executive officers against compensation paid by a discreet group of utility and financial services companies. The companies comprising those respective peer groups were identified in the proxy statement, and the Company will continue to identify them for so long as it benchmarks against their compensation.

The identities of the respective companies (numbering in the hundreds) underlying the third general industry survey were not material to the Compensation Committee's compensation decisions. Indeed, at the time of the compensation decisions that were the subject of the proxy statement in question, neither the Compensation Committee nor the Company itself was even aware of the identities of the general industry companies used by the Committee’s consultant, Towers Perrin, in providing the comparative general industry data, since the general industry data was from a standard survey report from the Towers Perrin database.

Subsequent to the issuance of your comment letters, however, the Company requested and received a listing of the general industry companies underlying the survey. Accordingly, although the Company does not believe that is required to identify the general industry survey companies, it nevertheless will identify those companies (as set out below and as the list may be modified from time to time) in an appendix to the 2008 definitive Proxy Statement. In any event, the Company will continue to provide the names of any utility and financial services benchmark companies, in accordance with its prior practice, and provide the names of the companies underlying the Edison Electric Industry Index, as we undertook in our response filed on December 20, 2007.

A&P

A.G. Edwards

A.T. Cross

AAA of Science

AAI

AARP

Abbott Laboratories

ABC

Accenture

ACH Food

adidas America

Advance Publications

Advance Publications

Advanced Medical Optics

Advanced Micro Devices

Advanta

ADVO

Aegon USA

Aerojet

AES

Aetna

AFLAC

AGL Resources

AIG

Air Products and Chemicals

Alcatel USA

Alcoa

Alcon Laboratories

Allbritton Communications –

    KATV

Fifth Third Bancorp

Fireman's Fund Insurance

First Data

FirstEnergy

Fiserv

Fleetwood Enterprises

Fluke

Fluor

Foot Locker

Ford

Forest Laboratories

Fortune Brands

Forum Communications - WDAY

FPL Group

Franklin Resources

Freddie Mac

Freedom Communications

Freedom Communications –

    KFDM

Freedom Communications –

    WLAJ

Freedom Communications –

    WPEC

Freedom Communications –

    WRGB

Freedom Communications –

    WTVC

Freedom Communications –

WWMT

Freightliner

Omaha Public Power

Omnova Solutions

OneBeacon Insurance

ONEOK

Orange County Teachers'

    Federal Credit Union

Organon

Osram Sylvania

Otter Tail

Owens Corning

Owens-Illinois

Pacific Gas & Electric

Pacific Life

PacifiCorp

Packaging of America

Panasonic of North America

Papa Johns

Par Pharmaceutical

Parker Hannifin

Parsons

Peabody Energy

Pearson Education

People's Bank

Peoples Energy

Pepco Holdings

PepsiCo

PerkinElmer

Pernod Ricard USA

PetSmart

Pfizer

Allegheny Energy

Allergan

Allete

Alliance Data Systems

Alliant Techsystems

Allianz

Allstate

Alstom Power

Altana Pharma

Altria Group

Ameren

America Online

American Airlines

American Airlines Publishing

American Chemical Society

American Electric Power

American Express Credit Card

American Family Insurance

American Re

American Standard

American Transmission

American United Life

American Water Works

Ameriprise Financial

Ameriquest Mortgage

Ameritrade

Ameron

AMETEK

Amgen

AmSouth

Anadarko Petroleum

Ann Taylor Stores

APAC

Apache

APL

Apple Computer

Applebee's International

Applied Materials

Aquila

ARAMARK

Arby's Restaurant Group

Arctic Cat

Armstrong World Industries

ArvinMeritor

Ashland

Associated Banc-Corp

Assurant

Assurant Health

AstraZeneca

AT&T

Atmos Energy

Aurora Loan Services

Austin Industries

Auto Club Group

Automatic Data Processing

AutoZone

Fremont Investment & Loan

G&K Services

Gannett

Gap

Gap

Gartner

Gates

GATX

Genentech

General Dynamics

General Mills

General Motors

Genzyme

GEO Group

Georgia Gulf

Gilead Sciences

GlaxoSmithKline

GMAC-RFG

Goodrich

Goodyear Tire & Rubber

Gorton's

Great Plains Energy

Great-West Life Annuity

GROWMARK

GTECH

Guardian Life

Guideposts

H&R Block

H.B. Fuller

H.J. Heinz

Haemonetics

Hannaford

Harcourt Education

Harley-Davidson

Harman International Industries

Harris Bank

Harris Enterprises

Harry Winston

Harsco

Hartford Financial Services

Hasbro

Hawaiian Electric

Hawaiian Telecom

HBO

HCA Healthcare

Health Care Services

Health Net

Hearst-Argyle Television

Herbalife International of

    America

Hercules

Herman Miller

Hershey Foods

Hess

Hewlett-Packard

Hexcel

Pharmion

Phelps Dodge

Philips Electronics North America

Phillips-Van Heusen

Phoenix Companies

Pinnacle West Capital

Pitney Bowes

PJM Interconnection

Plexus

Plymouth Rock Assurance

PMI Group

PNC Financial Services

PNM Resources

Popular

Portland General Electric

PPG Industries

PPL

Principal Financial

Prisma Energy

Procter & Gamble

Progress Energy

Progressive

ProQuest

Prudential Financial

Public Service Enterprise

Puget Energy

Pulte Homes

Purdue Pharma

QLT

QUALCOMM

Quest Diagnostics

Quintiles

Qwest Communications

Ralcorp Holdings

Raley's Superstores

Raytheon

RBC Dain Rauscher

Reed Business Information

Reed Elsevier

Reed Exhibitions

Regal-Beloit

Reliant Resources

Reuters America

Revlon

Reynolds American

Reynolds and Reynolds

Rich Products

Rinker Materials

Rio Tinto

RISO

Robert Bosch

Robert Half International

Roche Diagnostics

Roche Palo Alto

Rockwell Automation

Rockwell Collins

Avaya

Avery Dennison

Avista

Avnet

AXA Equitable

BAE Systems - CNI Division

Bank North

Bank of America

Bank of the West

Barnes Group

Barrick

Baxter International

Bayer

Bayer CropScience

BB&T

Beckman Coulter

BellSouth

Belo

Best Buy

BIC

Big Lots

Black & Decker

Blockbuster

Blue Cross Blue Shield of

    Florida

Bob Evans Farms

Boehringer Ingelheim

Boeing

Boston Scientific

Boy Scouts of America

BP

Bracco Diagnostics

Brady

Bremer Financial

Brinker International

Bristol-Myers Squibb

Bunge

Burlington Northern Santa Fe

BWXT Y-12

C&D Technologies

C.H. Guenther & Son

Cablevision Systems

Cadbury-Schweppes North

    America

California Independent System

    Operator

Cameron International

Campbell Soup

Capital Blue Cross

Capital Broadcasting - WRAL

Capital One Financial

Cardinal Health

Cargill

Carpenter Technology

Caterpillar

Catholic Healthcare West

Hilton Hotels

HNI

HNTB

Hoffmann-La Roche

Honeywell

Horizon Blue Cross Blue Shield

    of New Jersey

Houghton Mifflin

Hovnanian Enterprises

HSBC North America

Hubbard Broadcasting

Humana

Huntington Bancshares

IAC/InterActive

IBM

ICI Paints North America

IDACORP

IDEX

IKON Office Solutions

IMS Health

Independence Blue Cross

IndyMac

ING

Ingersoll-Rand

Intel

InterContinental Hotels

International Flavors &

    Fragrances

International Paper

International Truck & Engine

Interstate Brands

Invensys

Irvine Company

Irving Oil

Irwin Financial

Itochu International

ITT - Corporate

ITT - Defense

ITT - Motion and Flow Control

J. Crew

J.C. Penney Company

J.M. Smucker

J.R. Simplot

Jack in the Box

Jackson Hewitt

Jacobs Engineering

Jarden

JEA

JM Family

John Crane

John Hancock

Johns-Manville

Johnson & Johnson

Johnson Controls

Joint Commission on

    Accreditation of

Rohm and Haas

Rolls-Royce North America

RSC Equipment Rental

Russell

S.C. Johnson

Sabre

SAFECO

Safety-Kleen Holdco

Safeway

Salt River Project

Sanofi-Aventis

Sarkes Tarzian - KTVN

Sarkes Tarzian – WRCB

SAS Institute

SCANA

Schering-Plough

Schneider Electric

Schurz - KYTV

Schurz – WAGT

Schwan's

Science Applications

    International

Scotts Miracle-Gro

Seagate Technology

Sears

Seattle Times

Securian Financial Group

Security Benefit Group of

    Companies

Sempra Energy

SENCORP

Sensata Technologies

7-Eleven

Shell Oil

Sherwin-Williams

Shriners Hospital for Children

Siemens

Sigma-Aldrich

Sinclair Broadcast Group

Sirius Satellite Radio

Sirius Satellite Radio

SLM

Smurfit-Stone Container

Sodexho

Solvay America

Solvay Pharmaceuticals

Sonoco Products

Sony Electronics

Sony Ericsson Mobile

    Communications

Southern Company

Southern Union Company

Sovereign Bancorp

Spansion

Sports Authority

Springs Global

CB Richard Ellis

CDI

Cedar Rapids TV - KCRG

Celestica

Celgene

Cendant

CenterPoint Energy

Cephalon

Ceridian

CH Energy Group

CH2M Hill

Chanel

Charter Communications

CheckFree Holdings

Chemtura

Chevron

Chicago Mercantile Exchange

CHS

CIGNA

Cincinnati Bell

Cingular Wireless

Circle K

CITGO Petroleum

Citigroup

Clarke American Checks

Clear Channel Communications

Cleco

Cleveland Clinic Foundation

Clorox

CMS Energy

CNA

COACH

Cobank

Coca-Cola

Colgate-Palmolive

Colorado Springs Utilities

Columbia Sportswear

Comair

Combe

Comcast Cable Communications

Comerica

Commerce Bancorp

Commerce Bancshares

Compass Bancshares

ConAgra Foods

Connell

ConocoPhillips

Consolidated Edison

Constellation Brands

Constellation Energy

Convergys

Cooper Tire & Rubber

Corn Products

Corporate Express

Countrywide Financial

Covance

    Healthcare Organizations

Jostens

Journal Broadcast Group

JSJ

Kaiser Foundation Health Plan

Kaman Industrial Technologies

KB Home

Kellogg

Kennametal

Kerr-McGee

KeyCorp

Kimberly-Clark

Kinder Morgan

Kindred Healthcare

King Pharmaceuticals

Kinross Gold

Kiplinger

Knight Ridder

Koch Industries

Kohler

Kohl's

Kraft Foods

L.L. Bean

L-3 Communications

Lafarge North America

Land O'Lakes

Landmark Communications –

    WTVF

LaSalle Bank

Lawson Products

Lear

Levi Strauss

LexisNexis

Lexmark International

Liberty Mutual

Limited

Lincoln Center for the Performing

    Arts

Lincoln Financial

Loews

LOMA

Longs Drug Stores

Lorillard

Louisville Corporate Services

Lower Colorado River Authority

Lucent Technologies

M&T Bank

Magellan Midstream Partners

Makino

Manship Stations - KRGV

Marathon Oil

MarkWest Energy

Marriott International

Marsh & McLennan

Marshall & Ilsley

Martin Marietta Materials

Sprint Nextel

St. Jude Medical

St. Lawrence Cement

St. Paul Travelers

Standard Register

Staples

Starbucks

Starwood Hotels & Resorts

State Farm Insurance

State Street

Steelcase

STP Nuclear Operating

String Letter Publishing

SUEZ Energy North America

Sun Life Financial

Sun Microsystems

Sunbeam Television - WHDH

SunGard Data Systems

Sunoco

SunTrust Banks

SVB Financial

Sybron Dental Specialties

Syngenta

Takeda Pharmaceutical

TAP Pharmaceuticals

Targa Resources

Target

Taubman Centers

TDS Telecom

TECO Energy

Tennessee Valley Authority

Terex

Tesoro

Texas Capital Bank

Texas Instruments

Textron

Thomas & Betts

Thomson

Thomson Financial Services

Thomson Learning

Thomson Legal and Regulatory

Thomson Scientific & Healthcare

3M

Thrivent Financial for Lutherans

TIAA-CREF

Time Warner

Time Warner Cable

Timken

Toro

Tower Automotive

Toys 'R' Us

Trans Union

TransCanada

Trex

True Value Hardware

Tupperware

Covanta Energy

Cox Enterprises

Crown Castle

Crown Holdings

CSX

Cubic

Cullen/Frost Bankers

CUNA Mutual

Cushman & Wakefield

CVS Pharmacy

Cytec

Dade Behring

Daiichi Sankyo

DaimlerChrysler

Darden Restaurants

Dell

Delphi

Dendrite International

Denny's

Dentsply

Devon Energy

Diageo North America

Dial

Discover Financial Services

Discovery Communications

Dispatch Broadcast Group -

    WBNS

Dominion Resources

Donaldson

Dow Chemical

Dow Jones

DTE Energy

Duke Energy

DuPont

Dynea

Dynegy

E.ON U.S.

E.W. Scripps

Eagle-Picher Industries

Eastman Chemical

Eaton

eBay

Ecolab

Edison International

EDS

El Paso

Elan Pharmaceuticals

Eli Lilly

Elsevier Science

EMC

EMCOR Group

Emdeon

Emerson

Enbridge Energy

EnCana Oil & Gas USA

Energen

Mary Kay

Masco

Massachusetts Mutual

MasterCard

McClatchy

McDermott

McDonald's

McGraw-Hill

MDC Holdings

MDS Laboratory Service

MDU Resources

MeadWestvaco

Medco Health Solutions

Media General

MedImmune

Medtronic

Mellon Financial

Merck

Mercury Insurance

Meredith

Merrill

Merrill Lynch Private Client

Metaldyne

Metavante

Methode Electronics

MetLife

MGE Energy

Microsoft

Middle East Television

    Network/Alhurra

Milacron

Millennium Pharmaceuticals

Millipore

Mine Safety Appliances

Mirant

Mission Foods

Modine Manufacturing

Molex

Molson Coors Brewing

Monaco Coach

Moody's

Morgan Murphy Stations –

    WISC

Motorola

MSC Industrial Direct

MSP Communications

Mutual of Omaha

Nalco

NASD

National Enrichment Facility

National Fuel Gas

National Geographic Society

National Semiconductor

National Starch & Chemical

Nationwide

Navy Federal Credit Union

Twin Cities Public Television –

    TPT

TXU

Tyco Electronics

U.S. Bancorp

UCB

UIL Holdings

Unilever United States

Union Bank of California

Union Pacific

UniSource Energy

Unisource Worldwide

Unisys

United Airlines

United Parcel Service

United Rentals

United States Cellular

United States Enrichment

United Stationers

United Technologies

United Water Resources

UnitedHealth

Unitil

Universal Underwriters Group

Univision Communications

UnumProvident

US Investigations Services

USAA

USG

Valero Energy

Vanguard

Vectren

Verizon

Verizon Wireless

Vertex Pharmaceuticals

Viacom

Visa International

Visa USA

Vistar

Visteon

VNU Business Media

Vulcan Materials

W.R. Grace

Wachovia

Walt Disney

Warnaco

Washington Group International

Washington Mutual

Washington Post

Waste Management

Watson Pharmaceuticals

Webster Bank

Wellcare Health Plans

Wellpoint

Wells' Dairy

Wells Fargo

Energy East

Energy Northwest

Engelhard

Enron

Entergy

Equifax

Equitable Resources

Equity Office Properties

Erie Insurance

ESRI

Eugene Water & Electric Board

Eugene Water & Electric Board

Evening Post Publishing - KOAA

Exelon

Experian

ExxonMobil

Fairchild Controls

Fannie Mae

FANUC Robotics America

Federal Home Loan Bank of San

    Francisco

Federal Reserve Bank of

    Cleveland

Federal Reserve Bank of Dallas

Federal Reserve Bank of New

    York

Federal Reserve Bank of San

    Francisco

Federal-Mogul

Federated Department Stores

Ferrellgas

Fidelity Investments

NBC Universal

NCCI Holdings

NCS Pearson

Nestle USA

New York Independent System

    Operator

New York Life

New York Power Authority

New York Times

Nicor

NIKE

Noranda Aluminum

Norfolk Southern

Nortel Networks

Northrop Grumman

Northwest Airlines

NorthWestern Energy

Northwestern Mutual

Novartis

Novartis Consumer Health

Novartis Pharmaceuticals

Novelis

Novo Nordisk Pharmaceuticals

NRG Energy

NSTAR

Nuclear Management

NW Natural

Occidental Petroleum

Office Depot

OGE Energy

Oglethorpe Power

Ohio Casualty

Wendy's International

Westar Energy

Westinghouse Electric

Westinghouse Savannah River

Weyerhaeuser

Whole Foods Market

Williams Companies

Williams-Sonoma

Wisconsin Energy

Wm. Wrigley Jr.

Wolf Creek Nuclear

Wolters Kluwer US

Woodward Communications

World Savings

WPS Resources

Wray Edwin - KTBS

Wyeth

Xcel Energy

Xerox

Yahoo!

Young Broadcasting - KELO

Young Broadcasting - KLFY

Young Broadcasting - KRON

Young Broadcasting - KWQC

Young Broadcasting - WATE

Young Broadcasting - WKRN

Young Broadcasting - WLNS

Young Broadcasting - WRIC

Young Broadcasting - WTEN

Yum! Brands

We will provide similar disclosure as required in future filings.

This letter will also acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter, please call Patricia Wong—Vice President Administration and Corporate Secretary, at (808) 543-7900. If these responses are acceptable, we would appreciate your confirmation that the Staff’s review of the Company’s proxy statement for 2006 has been completed and that the Company has satisfactorily responded to the comments of the Staff.

Sincerely,

/s/ Chet A. Richardson

Chet A. Richardson
Vice President, General Counsel